[redacted]

10025559

SEC
Mail Processing
Section

FEB 16 2010

Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66690

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland (City) Ohio (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodill, William E. 216.574.2100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – *if individual, state last, first, middle name*)

301 Springside Drive (Address) Akron (City) Ohio (State) 44333 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 2/26/10

3/12

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CAO/CFO
Title

[signature]
Notary Public

KELLY M. SIEMER, Notary Public
State of Ohio, Cuyahoga County
My Commission Expires September 27, 2011

KELLY SIEMER NOTARY PUBLIC, STATE OF OHIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN RESERVE PARTNERS LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

WESTERN RESERVE PARTNERS LLC

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

Providing the services that bring solutions.

REPORT OF INDEPENDENT AUDITORS'

To the Members of
Western Reserve Partners LLC

We have audited the accompanying statement of financial condition of Western Reserve Partners LLC as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Partners LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2010

WESTERN RESERVE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2009
ASSETS		
Cash	$	915,261
Accounts receivable		409,013
Income tax receivable		11,500
Prepaid expenses		19,059
Investments		191,322
Property and equipment at cost, less accumulated depreciation of $205,355		109,476
Interest receivable - related party		9,960
Long term receivable - related party		7,600
Other assets		32,095
TOTAL ASSETS	$	1,705,286
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable	$	1,101
Accrued expenses		63,125
Accrued payroll		1,530
Short term liabilities		11,250
Deferred revenue		87,334
Deferred rent		123,934
TOTAL LIABILITIES		288,274
MEMBERS' EQUITY		1,417,012
	$	1,705,286

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2009
REVENUES	
Fees	$ 2,111,295
Interest income	12,484
Other income	210,937
TOTAL REVENUES	2,334,716
OPERATING EXPENSES	
Employee compensation and benefits	1,242,388
Management fees	960,000
Referral and other client expenses	228,936
Occupancy and depreciation	333,737
Dues and subscriptions	193,345
Legal and professional fees	99,561
Communications and data processing	80,422
Other expenses	51,124
Repairs and maintenance	42,367
TOTAL OPERATING EXPENSES	3,231,880
OPERATING LOSS	(897,164)
LOSS ON DISPOSAL OF INVESTMENTS	(183,867)
LOSS BEFORE INCOME TAXES	(1,081,031)
CITY INCOME TAXES	1,806
NET LOSS	$ (1,082,837)

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Members Equity	Accumulated Other Comprehensive (Loss) Income	Members' Subscription Receivable	Total
Balance at January 1, 2009	$ 3,043,845	$ (125,367)	$ -	$ 2,918,478
Issuance of Common units	340,000	-	(340,000)	-
Cash paid for Common units	-	-	20,000	20,000
Comprehensive (loss) income:				
Net loss	(1,082,837)	-	-	(1,082,837)
Other comprehensive income: Unrealized gains on available for sale securities	-	5,854	-	5,854
Total comprehensive (loss) income	(1,082,837)	5,854	-	(1,076,983)
Distributions	(444,483)	-	-	(444,483)
Balance at December 31, 2009	$ 1,856,525	$ (119,513)	$ (320,000)	$ 1,417,012

See accompanying notes to financial statements.

WESTERN RESERVE PARTNERS LLC

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEAR ENDED DECEMBER 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,082,837)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	67,390
Loss on disposal of property and equipment	612
Loss on disposal of investments	183,867
Deferred rent	8,555
Cash provided (used) by:	
Accounts receivable	(140,670)
Income tax receivable	30,800
Prepaid expenses	17,453
Interest receivable - related party	(9,960)
Other assets	(24,181)
Accounts payable	19
Accrued expenses	(662,010)
Deferred revenue	(58,495)
NET CASH USED BY OPERATING ACTIVITIES	(1,669,457)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments	814,000
Proceeds from sale of property and equipment	250
Capital expenditures	(5,952)
NET CASH PROVIDED BY INVESTING ACTIVITIES	808,298
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Common units	20,000
Cash distributions	(444,483)
NET CASH USED BY FINANCING ACTIVITIES	(424,483)
NET DECREASE IN CASH	(1,285,642)
Cash at beginning of year	2,200,903
Cash at end of year	$ 915,261

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

Western Reserve Partners LLC (the "Company") provides customized investment banking solutions for middle market companies. The Company is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

WRP Management, Inc. (WRP), a related party through common ownership of the majority member, is the Manager of the Company. WRP provides management services to the Company for which it earns a fee as defined in the agreements. During 2009, the Company paid to WRP management fees totaling $960,000.

NOTE B – Summary of significant accounting policies

Recently issued accounting pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) established *The Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (the Codification) as the single source of authoritative accounting guidance. The Codification did not change generally accepted accounting principles but rather enhanced the way accounting principles are organized. The Codification was effective for any fiscal year ending after September 15, 2009.

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition
The Company's services are provided in accordance with signed contracts. The fees for the engagements are stated within the contracts and typically include both advance fees and success fees. The Company recognizes revenues from advance fees proportionally over the estimated life of the services. The success fees, which are typically contingent in nature, are recognized as revenue upon fulfillment of the services set forth in the contracts.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company's three largest customers accounted for approximately 40% of net fees revenue for the year-ended December 31, 2009. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date. In addition, the Company had receivables from one customer at December 31, 2009 that comprised 58% of the accounts receivable.

As of December 31, 2009, the Company had no other significant concentrations of risk.

Accounts receivable
The Company reports trade receivables at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

NOTE B – Summary of significant accounting policies, continued

Investments
In general, the Company will no longer participate directly in investments which result from transactions it helps complete. Typically, new investment opportunities will be referred to Public Square Partners I LLC, a co-investment fund also managed by the Principals of the Company. The Company owns Membership Units of the fund and is committed to making capital contributions, as requested, aggregating up to $1 million.

The Company also received shares of DPAC common stock as partial payment for services rendered during 2006 and 2008. These shares have been classified as available-for-sale and are carried at fair market value, with unrealized holding gains and losses included in other comprehensive income.

Comprehensive income (loss)
Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss), but are excluded from net income as these amounts are recorded directly as an adjustment to members' equity. Accumulated other comprehensive income (loss) at December 31, 2009 consisted entirely of unrealized losses on the Company's available-for-sale securities.

Property and equipment
Property and equipment consisted of the following at December 31, 2009:

Automobile	$ 18,508
Furniture and fixtures	97,668
Office equipment	164,683
Leasehold improvements	33,972
	314,831
Less accumulated depreciation	(205,355)
	$ 109,476

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

Allocation of profits and losses
Profits and losses of the Company, with the exception of special allocations, are essentially allocated to each member based on the ratio of their Common units to the total number of outstanding units.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

NOTE B – Summary of significant accounting policies, continued

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2009 and February 5, 2010, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Line of credit

The Company renewed its bank line of credit in 2009 with a borrowing limit of $1,000,000. There were no borrowings on the line as of December 31, 2009. Interest is charged on any outstanding balances monthly at 1 Month LIBOR (0.23% at December 31, 2009) plus 2.5%. The credit facility is secured by all assets of the Company and guarantees of the majority member of the Company, which is an LLC, and its members.

NOTE D – Membership interests

Effective January 1, 2009, the Principals of WRP authorized the issuance and sale of 6.25 new Common units of the Company to WesRes Management LLC (WesRes). The value of these units was determined by an independent appraisal at the time of the transaction. In conjunction, WesRes also issued and sold additional Common units to new member William E. Goodill and existing member Joseph G. Carson in recognition of their promotions and increasing value to the Company. In lieu of cash, WesRes entered into an agreement with the Company for the payment of principal and interest. A payment of $20,000 was made by WesRes to the Company on August 18, 2009. On the balance sheet, the members' subscription receivable balance outstanding is offset against Member's Equity in accordance with FASB Accounting Standards Codification 505, *Equity*.

Value of Common units issued, January 1, 2009	$ 340,000
Members' subscription receivable balance outstanding, December 31, 2009	(320,000)
Increase in Member's Equity	$ 20,000

NOTE E – Fair value measurements

The Company follows the provisions of FASB Accounting Standards Codification 820, *Fair Value Measurements* (ASC 820). This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

NOTE E – Fair value measurements, continued

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2009 include available-for-sale investments and venture capital investments. The Company determines the fair values of the available-for-sale securities using quoted market prices. The fair values of the Company's venture capital investments were determined based on valuations of recent private placement offerings completed by these investments. The Company believes that these fair value determinations still follow appropriate methodology even given recent changes in the overall financial markets.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2009 are as follows:

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Available-for-sale securities	$ 41,322	$ 41,322	$ -	$ -
Venture capital investments	150,000	-	-	150,000
Total Assets	$ 191,322	$ 41,322	$ -	$ 150,000

NOTE E – Fair value measurements, continued

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, January 1, 2009	$ 1,147,867
Sales	(533,367)
Write-offs	(464,500)
Balance, December 31, 2009	$ 150,000
The amount of total gains or losses (realized and unrealized) for the year ended December 31, 2009 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$ -

NOTE F – Investments

At December 31, 2009, investments consisted of the following:

Public Square Partners I LLC	$ 150,000
DPAC Technologies, Inc.	41,322
	$ 191,322

In September 2008, the Company purchased 4 Membership Units in a private placement offering of Public Square Partners I LLC. At the Initial Closing, it invested $150,000 which represented 15% of the Company's total capital commitment to the co-investment fund. The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services it rendered during 2009.

In August 2009, the Company sold its membership interest of MAI Wealth Advisors LLC to several existing MAI investor members and management personnel. These transactions resulted in an aggregate gain on sale of $280,633. On November 5, 2009, InkStop, Inc. announced that it had filed for Chapter 7 bankruptcy. Accordingly, the Company's investment in InkStop, Inc.'s Series B & C Convertible Preferred Stock were written off, resulting in a loss of $464,500.

The Company also holds common stock in DPAC Technologies Corp (ticker: DPAC). These shares are classified as available-for-sale and carried at fair market value.

NOTE F – Investments, continued

The following is a summary of available-for-sale securities at December 31, 2009:

Description of Assets		Cost		Accumulated Unrealized Loss		Fair Value
DPAC Common Stock	$	160,835	$	(119,513)	$	41,322

Unrealized net holding losses on available-for-sale securities included as a separate component of members' equity totaled $119,513 at December 31, 2009.

NOTE G – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. On March 1, 2009, the Company suspended making its contributions (previously 3% of an employee's salary) to the plan. Total contributions to the plan were $4,311 for the year ended December 31, 2009.

NOTE H – Lease commitments

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through April 2014.

Rent expense for these operating leases totaled $241,673 for the year ended December 31, 2009.

Future minimum lease payments under lease agreements as of December 31, 2009 are as follows:

2010	$	268,397
2011		270,745
2012		274,890
2013		280,781
2014		94,248
Thereafter		-
	$	1,189,061

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. Accordingly, rent expense was increased by $8,555 in 2009 to reflect rent expense on the straight-line basis. An aggregate difference of $123,934 at December 31, 2009 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE I – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2009 was $19,218. At December 31, 2009, the Company's net capital was $626,987 and exceeded the minimum net capital requirement by $607,769. The Company's ratio of aggregate indebtedness at December 31, 2009 was 0.46 to 1.

Supplemental Information

WESTERN RESERVE PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

Total Members' Equity from Statement of Financial Condition	$ 1,417,012
Nonallowable assets:	
Accounts receivable	409,013
Income tax receivable	11,500
Investments, at cost	150,000
Property and equipment, net	109,476
Interest receivable – related party	9,960
Long-term receivable – related party	7,600
Other assets	51,154
Total nonallowable assets	748,703
Haircuts on securities:	
DPAC Stock (100%)	41,322
Total haircuts on securities	41,322
Net Capital	626,987
Net capital requirement (6 2/3% of aggregate indebtedness)	19,218
Excess net capital	$ 607,769
Total aggregate indebtedness	$ 288,274
Percentage of aggregate indebtedness to net capital	46%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2009.

WESTERN RESERVE PARTNERS LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2009

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Reports

SS&G Financial Services
Certified Public Accountants & Advisers

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

Providing the services that bring solutions.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the financial statements of Western Reserve Partners LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Financial Services
Certified Public Accountants & Advisers
www.SSandG.com

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2010

SS&G Financial Services
Certified Public Accountants & Advisers

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

Providing the services that bring solutions.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Western Reserve Partners LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Western Reserve Partners LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective accrued expense entry noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared the adjustments reported in Form SIPC-7T with the supporting investment activity detail and interest expense sub-ledgers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related investment activity detail and interest expense sub-ledgers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SS+G Financial Services

CERTIFIED PUBLIC ACCOUNTANTS

February 5, 2010

SS&G Financial Services
Certified Public Accountants & Advisers

www.SSandG.com

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066690 FINRA DEC
WESTERN RESERVE PARTNERS LLC 13*13
200 PUBLIC SQ STE 3750
CLEVELAND OH 44114-2321

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William E. Goodill

216-574-2100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,651.48

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (574.23)

1/6/09 & 7/24/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 4,077.25

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,077.25

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,077.25

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Western Reserve Partners LLC
(Name of Corporation, Partnership or other organization)

William E. Goodill
(Authorized Signature)

CAO / CFO
(Title)

Dated the 19 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,677,606
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	183,866
Total additions	1,861,472
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 881	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	881
Total deductions	881
2d. SIPC Net Operating Revenues	$ 1,860,591
2e. General Assessment @ .0025	$ 4,651.48

(to page 1 but not less than $150 minimum)